

Mail Stop 4631

June 17, 2009

Via U.S. mail and facsimile

Mr. Duncan J. Palmer
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, Ohio 43659

      RE: Form 10-K for the fiscal year ended December 31, 2008
               Form 10-Q for the period ended March 31, 2009
               Form 8-K filed on June 2, 2009
                  File No. 1-33100

Dear Mr. Palmer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings related to legal matters, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              Rufus Decker
                              Accounting Branch Chief